Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger.  After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

Excerpt from Transcript of Massey Energy Co. 4th Quarter 2010 Earnings Conference Call — February 2, 2011

Admiral Inman – Chairman of the Board, Massey Energy Company:

Thank you, Roger, Good morning and thank you all for joining us.

This is the first quarterly conference call we have conducted since I became Chairman and Baxter became Chief Executive Officer of Massey.  In my view a conference call of this nature is properly handled by the CEO, but I did want to make myself available to you today in case you had any questions specifically for me.

I won’t take much time, but I want to just say a few words about our strategic review process and the resulting merger agreement we reached with Alpha.

First, it was a very challenging task to evaluate carefully all of the strategic options we had.  I want to compliment Baxter Phillips and Dick Gabrys from the board for the work they did on the special committee.  They truly went about the process, keeping a constant focus on shareholder interests as the first priority.

I’d also like to thank the rest of the Massey Board for their work on the strategic review process and their thoughtful and thorough inputs throughout.  We had a great many meetings, working our way through this process.  I believe the Massey shareholders have been well served by this group of directors.

Next, I would like to thank the management teams on both sides of the agreement for all of the hard work they’ve put into the due diligence process.  Through their efforts, we were provided with all of the data we needed to make the best decision possible.

Finally, we continue to believe that Massey would have been able to increase shareholder value significantly over the next several years even if we had remained independent.  However, after all the data were placed before us, it became clear that the combination with Alpha offered the greatest near-term and long-term value for our shareholders.

Now, I'll turn the call over to Baxter.

Baxter F. Phillips Jr. – Director, Chief Executive Officer and President, Massey Energy Company:

Thank you Admiral.

I concur with Admiral Inman’s comments and confirm that it was not an easy process, but at the end of the day we came away convinced that the value of the combined companies was just too compelling to ignore.  We intend to work diligently with the management team at Alpha in order to conclude the transaction as quickly as possible.

The process could still take several months, however, and we have to remain focused on running our business and serving our customers and shareholders until the transaction is complete.

...

The market conditions today are as strong and offer more promise than any time during the 30 years I have been with Massey.  Because of this, I am extremely enthusiastic about the opportunities the combined Alpha and Massey organizations will have to increase the value of your investment.

...

Brett Levy – Jeffries and Company

Fantastic.  Can you talk a little bit about the Pocahontas 1.2 million tons per year of met coal, the timing of the 80-100, where that’s going to go and when, and then when you’ll hit, at what point mid-year of what year that you’ll hit the 1.2 million tons of met coal for that particular project?

Chris Adkins – Senior Vice President and COO, Massey Energy Company

This is Chris.  That will depend a lot on the strategy and the pass forward post-merger on what they foresee and how much capital that we want to put in to accessing these reserves.  You have the ability … in the new Mariana plant to put one slope down and put two sections in, or you have the ability to put two slopes down and have four sections in, feeding a plant that is via beltline, so it will depend on communication, again after the merger, on how much capital they want to put in.  We foresee that we could have the … tons up by early 2013.

Baxter F. Phillips Jr.  – Director, Chief Executive Officer and President, Massey Energy Company

While we’re trying to stay away from talks about the merger this morning, it was necessary for Chris to clarify that when talking about Mariana because if you paid attention to the joint conference call on Monday, Kevin clearly indicated the example using the Mariana plant where trucking Alpha production to that plant was one of the synergies, so that was the reason Chris needed to caveat that point.